Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149917
Prospectus Supplement No. 1
(to Prospectus dated August 12, 2008)
NovaRay Medical, Inc.
5,139,254 Shares of Common Stock
          This prospectus supplement supplements the prospectus dated August 12, 2008 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-149917). This prospectus supplement is being filed to include in the Prospectus the information contained in our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.
          The Prospectus and this prospectus supplement relate to an offering on a resale basis by the selling stockholders identified on pages 13-16 of the Prospectus of up to 5,139,254 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.
          This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
          There is not currently, and there has never been, any market for any of our securities. Our securities are not eligible for trading on any national securities exchange, the Nasdaq or other over-the-counter markets, including the OTC Bulletin Board ® . The selling stockholders identified herein will be required to sell the common stock (including shares of common stock issuable upon conversion of Series A Convertible Preferred Stock) registered hereunder at a fixed price of $2.67 per share until such time such securities are traded on a national securities exchange, the Nasdaq or the OTC Bulletin Board ®. At and after such time that such securities are trading in such a manner, the selling stockholders may sell such securities at the prevailing market price or at a privately negotiated price.
Investing in our common stock involves risks.
Please read the “Risk Factors” section beginning on page 4 of the Prospectus, as updated by this prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 21, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q
(Mark One)

☑	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the quarterly period ended June 30, 2008.
OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the transition period from                      to                     .
Commission File Number 0-52731

NovaRay Medical, Inc.
(Exact name of registrant as specified in its charter)

Delaware	16-1778998

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

39655 Eureka Drive, Suite A,
Newark, California	94560

(Address of principal executive offices)	(zip code)
Registrant’s telephone number, including area code:
(510) 592-3000
N/A
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of August 12, 2008, there were 9,767,853 shares of common stock, par value $.0001 per share, outstanding.

NOVARAY MEDICAL, INC.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
NOVARAY MEDICAL, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2008	2007
		(Restated)
Assets
Current assets:
Cash and cash equivalents	$4,241,289	$9,233,926
Miscellaneous receivable	394,385	13,872
Prepaid expenses	336,643	16,947

Total current assets	4,972,317	9,264,745
Property and equipment, net	105,287	42,455

Other assets:
Deposits and restricted assets	635,000	—

Total other assets	635,000	—

Total assets	$5,712,604	$9,307,200

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,444,514	$566,146
Accrued liabilities	247,210	205,505
Notes payable	95,312	125,312

Total current liabilities	2,787,036	896,963

Total liabilities	2,787,036	896,963

Stockholders’ equity (deficit):
Series A convertible preferred stock, NovaRay Medical, Inc., $0.0001 par value Authorized shares 10,000,000; Issued 4,946,888 at June 30, 2008 and December 31, 2007 (Liquidation preference -$0- at June 30, 2008)	$495	$495
Common stock, NovaRay Medical, Inc., $0.0001 par value Authorized shares - 110,000,000; Issued and outstanding shares - 9,767,853 at June 30, 2008 and December 31, 2007	1,269	1,269
Additional paid-in capital	14,544,764	14,100,931
Deficit accumulated during the development stage	(11,616,831)	(5,688,327)
Less: treasury stock, at cost, 1,239,999 shares outstanding at June 30, 2008 and December 31, 2007,	(4,130)	(4,130)

Total stockholders’ equity (deficit)	2,925,567	8,410,238

Total liabilities and stockholders’ equity (deficit)	$5,712,603	$9,307,200

See accompanying notes to condensed consolidated financial statements.

NOVARAY MEDICAL, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended		From Inception (June 7, 2005)
	June 30,	June 30,	June 30,	June 30,	to June 30,
	2008	2007	2008	2007	2008
Operating expenses:
Research and development	$3,008,393	63,483	$4,283,986	$112,458	$4,631,679
General and administrative	897,705	244,214	1,670,888	511,900	6,394,727

Total operating expenses	3,906,098	307,697	5,954,874	624,358	11,026,406

Operating loss	(3,906,098)	(307,697)	(5,954,874)	(624,358)	(11,026,406)

Miscellaneous income	—	—	—	—	80,000
Interest income	13,007	1,258	32,216	2,502	38,328
Gain on extinguishment of debt			—	—	91,719
Interest expense	(2,851)	(69,381)	(5,846)	(123,014)	(800,472)

Net loss	$(3,895,942)	$(375,820)	$(5,928,504)	$(744,870)	$(11,616,831)
Basic and diluted loss per share of common stock	$(0.40)	$(0.05)	$(0.61)	$(0.11)	$(1.51)
Weighted average number of common shares outstanding used in basic and diluted loss per share	9,787,853	6,931,713	9,767,853	6,931,713	7,705,984

NOVARAY MEDICAL, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended,
			From Inception
	June 30,	June 30,	(June 7, 2005) to
	2008	2007	June 30, 2008
Operating activities:
Net loss	$(5,928,504)	$(744,870)	$(11,616,831)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,803	7,703	89,469
Loss on conversion of preferred debt	—	—	252,328
Beneficial conversion of convertible debt	—	—	263,528
Amortization of warrants in research and development	443,833	—	443,833
Interest expense capitalized as long term debt	—	104,605	156,641
Interest expense converted to preferred stock	—	60,864	60,864
Changes in operating assets and liabilities
Miscellaneous receivables	(380,513)	7,915	(394,384)
Prepaid expenses	(319,696)	(127,064)	(336,643)
Accounts payable	1,878,368	96,128	2,444,514
Accrued liabilities	41,707	(89,125)	246,940

Net cash used in operating activities	(4,256,002)	(684,564)	(8,389,741)

Investing activities:
Property and equipment assigned by shareholders and purchased	(71,635)	(10,216)	(147,389)
Restricted cash for lease deposit	(135,000)	—	(135,000)
Security deposit with related party	(500,000)	—	(500,000)

Net cash used in investing activities	(706,635)	—	(782,389)

Financing activities:
Repayment of long-term debt	—	—	—
Proceeds from subscriptions receivable	—		100,472
Proceeds from issuance of short term debt	—	625,000	1,742,805
Long-term debt assumed at inception in connection with the acquisition of intellectual property	—	—	1,283,473
Proceeds from sale of Series A convertible preferred stock	—	390,000	10,429,820
Repayment of notes payable	(30,000)	—	(30,000)
Issuance costs incurred in sale of Series A convertible preferred stock	—	(24,910)	(122,910)
Proceeds from sale of common stock	—	—	13,889
Purchase of treasury stock	—	(4,130)	(4,130)

Net cash provided (used) by financing activities	(30,000)	985,960	13,413,419

Net increase (decrease) in cash and cash equivalents	(4,992,637)	291,180	4,241,289
Cash and cash equivalents—beginning of period	9,233,926	40,827	—

Cash and cash equivalents—end of period	$4,241,289	$332,007	$4,241,289

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$—	$—	$26,696
Cash paid for taxes	$—	$—	$2,827
Supplemental Disclosure of Non-Cash Financing Activities
Convertible preferred stock issued in exchange for cancellation of debt	$—	$—	$3,921,903
Convertible preferred stock issued in exchange for cancellation of accrued interest on debt	$—	$60,864	$233,182
Interest expense capitalized as long term debt	$—	$104,605	$156,641
See accompanying notes to condensed consolidated financial statements

NOVARAY MEDICAL, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008 and 2007
(Unaudited)
1. Summary of Significant Accounting Policies
Business description
     On October 6, 2006, Vision Acquisition I, Inc. was incorporated under the laws of the State of Delaware to investigate and, if such investigation warranted, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. On December 26, 2007, Vision Acquisition I, Inc., a Delaware corporation (“Vision Acquisition”), Vision Acquisition Subsidiary, Inc., a newly-formed wholly-owned subsidiary of Vision Acquisition (“Merger Sub”), and NovaRay, Inc., a Delaware corporation (“NovaRay”) entered into a merger agreement (the “Merger Agreement”) whereby Merger Sub merged with and into NovaRay, with NovaRay remaining as the surviving corporation with the stockholders of NovaRay exchanging all of their stock in NovaRay for a total of 9,580,587 shares of common stock of NovaRay Medical, Inc., a Delaware corporation (the “Company”, “NovaRay Medical”, “we”, or “our”) (immediately prior to the closing of the Merger, Vision Acquisition’s name was changed to NovaRay Medical, Inc.), constituting approximately 98.08% of the outstanding shares of common stock of NovaRay Medical (the “Merger”). Each such NovaRay stockholder received three (3) shares of NovaRay Medical’s common stock in exchange for one (1) share of NovaRay common stock. Upon completion of the Merger, we adopted NovaRay’s business plan. The combined company is named NovaRay Medical, Inc.
Uses of estimates in the preparation of financial statements
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.
Research and development
     Research and development costs are expensed when incurred.
Cash and cash equivalents
     The Company maintains cash balances at various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company’s accounts at these institutions may, at times, exceed the federally insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist primarily of money market funds.
Prepaid expenses
     This balance consists primarily of fees paid in advance, which will be expensed upon utilization in the current year.
Accrued liabilities
     The Company has incurred expenses for insurance, audit and consulting fees, and interest expense, which will be paid in 2008.
Fair values of financial instruments
     At June 30, 2008 and December 31, 2007, fair values of cash and cash equivalents, accounts payable and convertible promissory notes approximate their carrying amount due to the short period of time to maturity.

Property and equipment
     The Company records property and equipment at cost and calculates depreciation using the straight-line method over the estimated useful life of the assets, which is estimated to be three years. As of June 30, 2008 and December 31, 2007, the Company’s property and equipment consisted of the following:

	June 30,	December 31,
	2008	2007
Computer hardware, software, and equipment	$96,483	$80,439
Less: accumulated depreciation	(46,788)	(37,984)
Leasehold improvements in progress	55,592	—

Property and equipment, net	$105,287	$42,455

     During the six months ended June 30, 2008 and 2007, the Company recorded depreciation expense of $8,803 and $7,703, respectively.
Warrants
     The Company from time to time issues common stock or common stock warrants to acquire services or goods from non-employees. Common stock and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, which is measured as of the date required by Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”
     In accordance with EITF 96-18, the common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the “valuation date”, which for warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes option-pricing model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.
Loss per share
     Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share include the effects of the potential dilution of outstanding warrants, and convertible debt and preferred stock on the Company’s common stock, determined using the treasury stock method.
     Loss per share is as follows:

	Six months ended June 30,
	2008	2007
Basic and Diluted:
Net loss available to common shareholders	$(5,928,504)	$(744,870)

Net loss per share available to common shareholders	$(0.61)	$(0.11)

Weighted average common shares outstanding	9,767,853	6,931,713

     For the years ended June 30, 2008 and 2007, potentially dilutive common shares under the warrant agreements, convertible debt and preferred stock of 11,607,138 and 1,307,444, respectively, were not included in the calculation of diluted loss per share as they were antidilutive.
Recent accounting pronouncements
     As of January 1, 2006, SFAS No. 123R, Share-Based Payment, became effective for all companies and addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. The Company has never implemented a stock option plan nor has it ever issued stock in lieu of compensation to anyone. As such, this pronouncement has no impact on these financial statements.

     In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to delay the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008.
     As of June 30, 2008 and December 31, 2007, the Company’s fair values of its financial assets and liabilities which consist of cash and cash equivalents, accounts payable and convertible promissory notes approximate their carrying amount due to the short period of time to maturity. As such, this pronouncement has no impact on the Company’s financial statements to date.
     In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115”. This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial position.
     In December 2007, FASB issued SFAS No. 160 (“SFAS 160”), Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which impacts the accounting for minority interest in the consolidated financial statements of filers. The statement requires the reclassification of minority interest to the equity section of the balance sheet and the results from operations attributed to minority interest to be included in net income. The related minority interest impact on earnings would then be disclosed in the summary of other comprehensive income. The statement is applicable for all fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this standard will require prospective treatment. The Company is currently evaluating the effect that the adoption of SFAS 160 will have on its results of operations and financial position. However, the adoption of SFAS 160 is not expected to have a material impact on the Company’s financial statements.
     In December 2007, FASB issued SFAS No. 141R (“SFAS 141R”), Business Combinations, which impacts the accounting for business combinations. The statement requires changes in the measurement of assets and liabilities required in favor of a fair value method consistent with the guidance provided in SFAS 157 (see above). Additionally, the statement requires a change in accounting for certain acquisition related expenses and business adjustments which no longer are considered part of the purchase price. Adoption of this standard is required for fiscal years beginning after December 15, 2008. Early adoption of this standard is not permitted. The statement requires prospective application for all acquisitions after the date of adoption. The Company is currently evaluating the effect that the adoption of SFAS 141R will have on its results of operations and financial position. However, the adoption of SFAS 141R is not expected to have a material impact on the Company’s financial statements.

NOVARAY MEDICAL, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2. Restatement
     The financial data as of December 31, 2007, and for the year then ended as presented in the accompanying financial statements, and the financial statements as of March 31, 2008, and for the quarter then ended have been restated and corrected for errors relating to the following:
     The following table presents the impact of the additional stock-based compensation expense-related adjustments on our previously reported balance sheet as of March 31, 2008 and December 31, 2007:
RECONCILIATION OF BALANCE SHEET AS OF MARCH 31, 2008

	As Reported (A)	Adjustments		Restated
Current Assets
Cash and cash equivalents	$6,873,835	$—		$6,873,835
Miscellaneous receivables	22,992	—		22,992
Prepaid expenses	225,172	(2,200	)(1)	227,372

Total Current Assets	7,121,999	(2,200)		7,124,199
Property, plant, and equipment, net	38,433			38,433
Other assets
Deferred interest	1,469,955	1,469,955	(2)	—
Deferred consulting	1,704,614	1,704,614	(3)	—
Deposits and restricted assets	635,000	—		635,000

Total other assets	3,809,569	3,174,569		635,000

Total Assets	$10,970,001	$3,172,369		$7,797,632

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities
Accounts payable	$772,707		$(2)(1)	$772,709
Accrued liabilities	330,019	—		330,019
Notes payable	95,312	—		95,312

Total current liabilities	1,198,038		(2)	1,198,040
Stockholders’ equity (deficit):
Series A convertible preferred NovaRay Medical Inc	495	—		495
Common stock, NovaRay Medical Inc.	1,269	—		1,269
Additional paid in capital	17,103,665	2,780,817	(2),(3)	14,322,848
Deficit accumulated during the development stage	(7,327,137)	393,762	(4)	(7,720,899)
Less treasury stock	(4,130)	—		(4,130)

Total stockholders’ equity (deficit)	$9,774,162	$3,174,570		$6,599,592

Total Liabilities and stockholder’s equity (deficit)	$10,972,200	$3,174,568		$7,797,632

(A)	Balance as reported May 14, 2008, the filing date of the Company’s 10-Q for the quarter ended March 31, 2008.

(1)	Correction of prepaids, payables and a rounding error

(2)	To reclassify warrants granted to Vision and investment advisors initially recorded as deferred interest at December 31, 2007 to closing costs and reverse impact of amortization

(3)	To correct treatment of Triple Ring Warrant which was initially recorded at December 31, 2007 as a deferred asset and additional paid in capital for the full amount of the warrant.

(4)	Impact of adjustments above on deficit accumulated during the development period

NOVARAY MEDICAL, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
RECONCILIATION OF BALANCE SHEET DECEMBER 31, 2007

	As Reported (A)	Adjustments		Restated
ASSETS:
Current assets:
Cash and cash equivalents	$9,233,926	—		$9,233,926
Miscellaneous receivables	13,872	—		13,872
Prepaid expenses	16,947	—		16,947

Total current assets	9,264,745	—		9,264,745
Property and equipment, net	42,454	1	(1)	42,455
Other assets		—
Deferred interest	1,584,336	(1,584,336	)(2)	—
Deferred consulting	1,926,531	(1,926,531	)(3)	—

Total other assets	3,510,867	(3,003,026)

Total Assets	$12,818,066	$(3,510,866)		$9,307,200

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$566,146	—		566,146
Accrued liabilities	205,503	1	(1)	205,504
Notes payable	125,312	—		125,312

Total current liabilities	896,961	1		896,963

Stockholders’ equity (deficit):
Series A convertible preferred NovaRay Medical Inc.	495	—		495
Series A convertible preferred NovaRay Inc.	—
Common stock, Novaray Medical Inc.	977	292	(1)	1,269
Common stock, Novaray Inc.	—
Additional paid in capital	17,103,957	$(3,003,026	)(1),(2)	14,100,391
Accumulated deficit	(5,180,194)	(508,133	)(4)	(5,688,327)
Less treasury stock	(4,130)	—		(4,130)

Total stockholders’ equity (deficit)	$11,921,105	$(3,510,867)		$8,410,238

Total Liabilities and stockholder’s equity (deficit)	$12,818,066	$(3,510,866)		$9,307,200

(A)	Balances as reported March 31, 2008, the filing date of the Company’s Form 10 KSB for the reporting year ending December 31, 2007.

(1)	Correction of rounding error

(2)	To reclassify warrants granted to Vision and investment advisors from deferred interest to closing costs and reverse impact of amortization

(3)	To correct treatment of Triple Ring Warrant which was initially recorded as a deferred asset and additional paid in capital for the full amount of the warrant and beneficial conversion option for debt conversion.

(4)	See explanations detailed in Statement of Operations on next page.

NOVARAY MEDICAL, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following table presents the impact of the recording of the fair value of certain warrants and write-off of selling general and administrative expenses related adjustments on our previously reported statement of operations for the quarter ended March 31, 2008 and year ended December 31, 2007.
RECONCILIATION OF STATEMENT OF OPERATIONS AS OF MARCH 31, 2008

	As Reported(A)	Adjustments		Restated
Operating expenses
Research and development	$1,275,593	—		$1,275,593
General and administrative	773,183	—		773,183

Total operating expenses	$2,048,776	$—		$2,048,776

Operating loss Miscellaneous income	—	—		—
Interest income	19,209	—		19,209
Interest expense	(117,376)	(114,381	)(1)	(2,995)

Net loss	$1,950,609	$(114,381)		$2,032,562

Basic and diluted loss per share of common	$(0.20)	$(0.01)		$(0.21)
Weighted average number of shares used in basic and diluted loss per share	9,767,853	9,767,853		9,767,853

(A)	Balance as reported May 14, 2008, the filing date of the Company’s 10Q for the quarter ended March 31, 2007.

(1)	To adjust interest expense for warrant costs to properly record them as closing costs
RECONCILIATION OF STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007

	As Reported(B)	Adjustments		Restated
Operating expenses:
Research and development	$313,896	$—		$313,896
General and administrative	1,275,458	—		1,275,458

Total operating expenses	1,589,354	—		1,589,354

Operating loss	(1,589,354)	—		(1,589,354)
Miscellaneous income	452,091	(452,091	)(1)	—
Interest income	4,875	—		4,875
Interest expense	(293,253)	(255,805	)(2)	(549,058)
Gain on extinguishment of debt	—	199,763	(1),(3)	199,763

Net loss	$(1,425,641)	$(508,133)		$(1,933,774)

Basic and diluted loss per share of common	$(0.21)	$(0.08)		$(0.29)

Weighted average number of common shares used in basic and diluted loss per share	6,689,392	6,689,392		6,689,392

(B)	Balance as reported March 31, 2008, the filing date of the Company’s form 10KSB for the reporting year ending December 31, 2007.

(1)	To reclassify debt extinguishment costs from other income to a separate line item for extinguishment of debt

(2)	To adjust interest expense for warrants costs to properly record them as closing costs and recorded the $263,000 beneficial conversion option of shares as interest expense under EITF 00-27.

(3)	To reflect a $452,091 gain on extinguishment of debt reclassified from miscellaneous income and to properly record debt conversion loss of $252,000 under FAS 84.

3. Other Assets
Deposits and restricted assets
     As of June 30, 2008 and December 31, 2007, the Company’s deposits and restricted assets consisted of the following:

	June 30,	December 31,
	2008	2007
Deposits to a related party	$500,000	$—
Restricted cash for a lease	135,000	—

Total deferred assets	$635,000	$—
     Deposits to a related party in the amount of $500,000 represent a long term deposit for services to be rendered by Triple Ring Technologies Inc. (“Triple Ring”) in accordance with the terms of the Professional Services Agreement (as defined below) between NovaRay and Triple Ring. (See Note 8, “Related party transactions — Triple Ring Technologies, Inc.”). Restricted cash in the amount of $135,000 represents restricted cash in the form of a certificate of deposit required by the landlord for the lease of the Company’s new headquarters facility.
4. Accounts payable and accrued liabilities
     As of June 30, 2008 and December 31, 2007, the Company’s accounts payable and accrued liability balances were as follows:

	June 30,	December 31,
	2008	2007
Accounts Payable	$2,444,514	$566,146
Accrued Liabilities	$247,210	$205,505
     Accounts payable as of June 30, 2008 and December 31, 2007 include payables to Triple Ring for services and supplies purchased under the Professional Services Agreement of $1,933,886 and $128,865 as of June 30, 2008 and December 31, 2007, respectively. (See Note 8, “Related party transactions — Triple Ring Technologies, Inc.”)
     Accrued liabilities as of June 30, 2008 and December 31, 2007 include liabilities to Triple Ring for accrued services and supplies purchased under the Professional Services Agreement with Triple Ring of $23,000 and $0, as of June 30, 2008 and December 31, 2007, respectively. (See Note 8, “Related party transactions — Triple Ring Technologies, Inc.”).
5. Notes payable
     NovaRay Medical assumed a series of promissory notes issued to stockholders and financial institutions in connection with the initial organization of NovaRay, Inc., in the aggregate amount of $728,921 for the purpose of developing intellectual property that will be utilized in the Company’s planned product. These notes bear interest at rates ranging from 9% to 12% annually, are secured by the assigned assets, and are payable upon demand of the holders. In October 2007, most of these notes were converted into NovaRay, Inc.’s Series A preferred shares. As of June 30, 2008 and December 31, 2007, the balance due under these notes was $95,223.
     On November 5, 2007, NovaRay issued a promissory note to its Chairman and director, Lynda Wijcik, in the principal amount of $30,000, at an interest rate of six percent (6%) per annum. The balance outstanding on this note was paid off in January 2008, following the close of the Financing (as defined below).
     Approximately $2.8 million of the short- and long-term notes classified as notes payable and long-term debt, and $172,000 of interest payable, were converted into 1,198,559 shares of our Series A Convertible Preferred Stock at $2.67 per share. Freestanding warrants to purchase 400,521 shares of our common stock at $4.25 per share were also issued as part of this conversion. Approximately, $1,053,000 of the converted debt had a beneficial conversion option to purchase shares at a price of 80% of the common stock purchase price in the event of a financing event in excess of $10,000,000. In accordance with EITF 00-27, Application of Issue 98-5 to Certain Convertible Instrument, (“EITF-00-27”) Issue 7, the Company could not compute the number of shares that the holder would receive if the contingent event occurred. As allowed under EITF 00-27, Issue 7 the Company waited until the contingent event occurred and then computed the resulting number of shares that would be received pursuant to the new conversion price. 493,000 shares that were received upon conversion based on the adjusted conversion price as compared to 394,000 shares that would have been received prior to the financing event would result in 99,000 additional shares. These 99,000 shares multiplied by the commitment date stock price of $2.67 per share equals the incremental intrinsic value of $263,259 for the beneficial conversion option that results from conversion. The beneficial conversion option was transferred to equity at the date of conversion and charged to interest expense.

     $1,053,000 of debt held by convertible debt holders with beneficial conversion options and the remaining $1,891,000 of the debt held by convertible debt holders who did not hold beneficial conversion options were also granted 400,521 5 year warrants to purchase common stock at $4.25 per share. These warrants are or were an inducement to convert debt and have been determined to be a change in conversion privileges as described in Statement of Financial Accounting Standards 84, Induced Conversions of Convertible Debt,“FAS84.” Accordingly, the fair market value of approximately $252,000 for the 400,521 warrants as valued under the Black Scholes method using an exercise price of $4.25 per share, a volatility of 37.81%, and 3.625% risk free interest rate is used to recognize as a debt conversion expense for the excess of fair value of securities transferred in excess of the fair value of securities issuable pursuant to the original conversion terms.
6. Income taxes
     The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.
     The Company has not incurred any income tax liabilities for the year ended December 31, 2007 and the six months ended June 30, 2008.
7. Stockholders’ equity
     The Company has authorized capital of 110,000,000 shares, of which 100,000,000 are designated as common stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares are preferred stock, par value $0.0001 per share (the “Preferred Stock”), all of which are currently designated as our Series A Convertible Preferred Stock. The Company has outstanding 9,767,853 shares of Common Stock and 4,946,888 shares of Series A Convertible Preferred Stock, which are convertible at the current rate of one share of Series A Convertible Preferred for one share of our Common Stock. Additionally, there are outstanding options or warrants to purchase, or securities convertible into, an aggregate of up to 4,350,782 shares of our Common Stock (exclusive of those shares of our Common Stock issuable on conversion of the 4,946,888 shares of outstanding Series A Convertible Preferred Stock or on the exercise and subsequent conversion of the warrant issued to Vision Opportunity Master Fund Ltd. (“Vision”) to purchase up to 2,309,468 shares of our Series A Convertible Preferred Stock at an exercise price of $4.33 per share (the “Series J Warrant”). A holder of Series A Warrants (as defined below) to purchase shares of our Common Stock at an exercise price of $4.25 per share may not exercise a Series A Warrant if the number of shares of our Common Stock to be issued upon such exercise, when aggregated with all other shares of our Common Stock then owned by such holder and its affiliates, would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder) in excess of 4.99% of the then issued and outstanding shares of our Common Stock (the “Series A Warrant Exercise Restriction”); provided, that a holder of a Series A Warrant may, on not less than sixty-one (61) days notice to us (the “Series A Warrant Waiver Notice”), terminate the Series A Warrant Exercise Restriction with regard to any or all shares of our Common Stock issuable upon exercise of a Series A Warrant. If the Series A Warrant Waiver Notice is provided during the sixty-one (61) day period prior to the expiration date of a Series A Warrant, such Series A Warrant Waiver Notice will not be effective until the expiration date of such Series A Warrant. In addition, the warrant issued to Vision for the purchase of up to 769,822 shares of our common stock at an exercise price of $6.91 per share, such number of shares equal to thirty-three and one-third percent (33 1/3%) of the total of the number of shares actually purchased pursuant to exercises of the Series J Warrant (the “Series J-A Warrant”) and the warrant issued to Triple Ring (See Note 8, “Related party transactions — Triple Ring Technologies, Inc. ) for the purchase of up to 1,332,000 shares of our Common Stock may become exercisable. A holder of the Series J-A Warrant may not exercise the Series J-A Warrant if the number of shares of our Common Stock to be issued upon such exercise, when aggregated with all other shares of our Common Stock then owned by such holder and its affiliates, would result in such holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) in excess of 4.99% of the then issued and outstanding shares of our Common Stock (the “Series J-A Warrant Exercise Restriction”); provided, that a holder of the Series J-A Warrant may, on not less than sixty-one (61) days notice to us (the “Series J-A Warrant Waiver Notice”), terminate the Series J-A Warrant Exercise Restriction with regard to any or all shares of our Common Stock issuable upon exercise of the Series J-A Warrant. If the Series J-A Warrant Waiver Notice is provided during the sixty-one (61) day period prior to the expiration date of the Series J-A Warrant, such Series J-A Warrant Waiver Notice will not be effective until the expiration date of the Series J-A Warrant. Additionally, NovaRay, Inc. has issued to Fountainhead Capital Partners Limited (“Fountainhead”), and the Company has assumed, warrants to purchase up to 600,000 shares of our Common Stock at $4.25 per share in connection with the terms of a consulting agreement between Fountainhead and NovaRay, Inc.

     Common stock and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, which is measured as of the date required by Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”
     In accordance with EITF 96-18, our common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the “valuation date”, which for warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes option-pricing model (“Black-Scholes Model”) on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.
     During the three months ended June 30, 2008 and 2007, the Company recorded amortization expense for warrants issued to a related party in December 2007 as research and development expenses of $443,833 and $0, respectively. (See Note 8, “Related party transactions — Triple Ring Technologies, Inc.”).
     75% (1,248,439 warrants) of the Series A Warrants which were related to Vision’s investment were treated as closing costs and charged against additional paid in capital in the amount of $786,517. $1,053,000 of debt held by convertible debt holders with beneficial conversion options and the remaining $1,891,000 of the debt held by convertible debt holders who did not hold beneficial conversion options were also granted 400,521 5 year warrants to purchase common stock at $4.25 per share. These warrants are or were an inducement to convert debt and have been determined to be a change in conversion privileges as described in Statement of Financial Accounting Standards 84, Induced Conversions of Convertible Debt, “FAS84.” Accordingly, the fair market value of approximately $252,000 for the 400,521 warrants as valued under the Black Scholes method using an exercise price of $4.25 per share, a volatility of 37.81%, and 3.625% risk free interest rate is used to recognize as a debt conversion expense for the excess of fair value of securities transferred in excess of the fair value of securities issuable pursuant to the original conversion terms. The Series J, J-A, and consultant warrants are amortized over the expected term of the warrants. The Triple Ring warrants are amortized over the two-year period between warrant issuance and expected delivery of performance commitments under the measurement criteria specified by EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” These warrants are freestanding and require settlement in shares as defined in EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
     We have entered into an agreement with Triple Ring to perform ongoing product development work, final assembly and test for the cardiac imaging system (the “Professional Services Agreement”). As partial consideration for these services, we agreed to issue a warrant to Triple Ring to purchase 1,332,000 shares of NovaRay common stock pursuant to a Warrant to Purchase Shares of NovaRay, Inc. dated as of December 19, 2007. The warrant will not be exercisable until the acceptance by NovaRay of the deliverables from Triple Ring in accordance with the terms of the Professional Services Agreement. The exercise price for the warrant is established based on the timing of the acceptance by NovaRay of such deliverables as set forth below:

	Exercise Price	Calculated Fair Value
Date of Acceptance of the Deliverables	per Share	of warrants*
On or prior to March 30, 2009	$0.06	$3,476,000
On or after March 31, 2009 but on or prior to July 30, 2009	$0.15	$3,365,000
On or after July 30, 2009 but on or prior to December 30, 2009	$1.33	$1,956,000
On or after December 30, 2009 but on or prior to February 28, 2010	$2.67	$907,000

*	Calculated using Black Scholes method using exercise price, expected term of two years, and a risk free rate of $3.98%.
     In the event the acceptance by NovaRay of the deliverables does not occur by February 28, 2010, the warrant shall terminate and not be exercisable. Under EITF 96-18, the warrant is accounted for as follows: As the warrant price is variable dependent on an unknown delivery date, the measurement date is the date performance is complete. The warrant will be expensed as a research and development expense and credited to additional paid in capital evenly by month from period December 2007 until the warrant termination date in February 2010 to record expenses in the same manner as if the Company had paid cash for these services. Under Issue 4 of EITF 96-18, transactions where quantity of any of the terms are not known up front and involve counter party performance conditions which result in a range of aggregate fair values for the warrants depending on the delivery date are to be recorded at the lowest aggregate amount and adjusted for changes in aggregate fair value at interim reporting dates. The lowest aggregate fair value of $907,000 is based on an acceptance date between December 30, 2009 and February 28, 2010. As of December 31, 2007, management believed that the most probable acceptance date under the professional services agreement will be between August 1 and December 29, 2009 and has used the fair value of the warrant of $1,956,000 to value the warrant based on the expected acceptance date between December 30, 2009 and February 28, 2010.
     The Company has valued all warrants utilizing the Black-Scholes Model and for the six months ended June 30, 2008 and June 30, 2007, the total amounts charged to research and development expense and interest expense were approximately $445,833 and $0, respectively.
     The calculation of warrants valuation utilizing the Black-Scholes Model by warrant group during the year ended December 31, 2007 consisted of:

Warrant	Number of	Exercise	Expected	Risk Free	Valuation
Group	Warrants	Price	Term in Years	Rate	Computation
Series A	1,648,960	$4.25	5	3.63%	$1,038,754
Series J-A	769,822	$6.91	1	4.25%	$3,249
Series J	2,309,468	$4.33	1	4.25%	$170,926
Consultants	600,000	$4.25	5	3.63%	$377,967
Triple Ring	1,320,000	$1.33	2	3.98%	$1,956,000
Series A Convertible Preferred Stock NovaRay Medical Inc.
     At June 30, 2008 and December 31, 2007, convertible preferred stock of NovaRay Medical Inc. consisted of the following:

	June 30, 2008			December 31 ,2007
			Liquidation			Liquidation
	Authorized	Issued	Preference	Authorized	Issued	Preference
Series A (NovaRay Medical, Inc.)	10,000,000	4,946,888	$—	10,000,000	4,946,888	$—
Common stock
     At June 30, 2008 and December 31, 2007, common stock of NovaRay Medical consisted of the following:

	June 30, 2008		December 31 ,2007

	Authorized	Issued	Authorized	Issued
Common Stock (NovaRay Medical, Inc.)	110,000,000	9,767,853	110,000,000	9,767,853
     In October 2006, NovaRay entered into a series of subscription agreements with a group of investors to purchase 413,000 shares of NovaRay’s common stock at prices ranging from $0.15 to $0.18 per share in exchange for issuing full recourse promissory notes to NovaRay. Under the terms of these full recourse promissory notes, interest accrues at 5% annually and is payable to NovaRay on each anniversary date of the notes. Repayment of principal plus accrued interest was made in December 2007.
Treasury stock
     In October 2006, NovaRay purchased 413,000 shares of its common stock from one of its investors at the original issue price of $0.01 per share.

8. Related party transactions
Triple Ring Technologies, Inc.
     NovaRay has entered into the Professional Services Agreement with Triple Ring to perform ongoing product development work, final assembly and test for the cardiac imaging system. As partial consideration for these services, NovaRay issued a warrant to Triple Ring to purchase 1,332,000 shares of NovaRay common stock pursuant to a Warrant to Purchase Shares of NovaRay, Inc. dated as of December 19, 2007. The warrant will not be exercisable until the acceptance by NovaRay of the deliverables from Triple Ring in accordance with the terms of the Professional Services Agreement. The exercise price for the warrant is established based on the timing of the acceptance by NovaRay of such deliverables as set forth below:

Date of
Acceptance of
the	Exercise Price
Deliverables	per Share
On or prior to March 30, 2009	$0.06
On or after March 31, 2009 but on or prior to July 30, 2009	$0.15
On or after July 30, 2009 but on or prior to December 30, 2009	$1.33
On or after December 30, 2009 but on or prior to February 28, 2010	$2.67
     In the event the acceptance by NovaRay of the deliverables does not occur by February 28, 2010, the warrant shall terminate and not be exercisable. Professional services and materials in the amount of approximately $3.6 million and $112,000 have been expensed as research and development in the six months ended June 30, 2008 and 2007, respectively.
     The following directors, officers and stockholders of the Company hold the following equity ownership interests in Triple Ring:

	NovaRay
	Medical	Triple Ring
Name	Affiliation	Interest Ownership
Marc Whyte	CFO, COO, Director, Stockholder	21.15%
Edward Solomon	CTO, Director	21.15%
Joseph Heanue	Stockholder	21.15%
Augustus Lowell	Stockholder	21.15%
Brian Wilfey	Stockholder	15.40%
Series A Warrants
     On December 27, 2007, we issued Series A Warrants to purchase 1,648,960 shares of our common stock at an exercise price of $4.25 per share pursuant to the Purchase Agreement. The following related parties are holders of Series A Warrants to purchase a total of 359,513 shares of our common stock.

Number of
Series A
Name	Warrants
BioBridge LLC	33,044
Lynda Wijcik	40,646
Wheatley MedTech Partners, LP	47,544
W Capital Partners II, L.P.	147,647
Heartstream Capital B.V	90,632

359,513
Restricted Stock Purchase Agreement
     NovaRay is a party to a restricted stock purchase agreement dated October 23, 2006 (the “Restricted Stock Purchase Agreement”), with Jack Price, president of the Company, whereby Mr. Price has purchased 214,000 shares (pre-Merger share figure) of NovaRay common stock (the “Restricted Stock”). In accordance with the terms of the Restricted Stock Purchase Agreement, the Restricted Stock began vesting on November 1, 2006, and was 39% vested on December 31, 2007. From the date of November 1, 2007, the Restricted Stock shall vest in equal monthly installments over three years so long as Mr. Price continues to provide services to NovaRay. Upon an event constituting a change of control, the Restricted Stock will become fully vested. The purchase price and valuation of the restricted stock were based on market conditions, the value of the Company’s assets and its general financial position at the time of the restricted stock sale, and the price of recent sales of the Company’s securities.

9. Commitments and contingencies
     The Company was committed under an operating lease for office space which expired in January 2008 with a monthly rent of $15,629 plus certain operating costs. Rental expense approximated $122,000 and $133,751 for the six months ended June 30, 2008 and June 30, 2007, respectively. The Company moved from this location to its new headquarters location in Newark, California on March 31, 2008, and discontinued the aforementioned operating lease.
     On March 13, 2008, NovaRay entered into a lease agreement (the “Lease”) with BRCP Stevenson Point, LLC, a Delaware limited liability company (the “Landlord”). The Lease provides for an area consisting of approximately 41,118 rentable square feet of space in part of a building located at 39655-39677 Eureka Drive, Newark, California. The term of the Lease is five (5) years and four (4) months (the “Term”), which commenced on April 1, 2008, and is scheduled to end on the last day of the sixty-fourth (64th) full calendar month of the Term, which is estimated to be July 31, 2013, subject to Section 3.1 of the Lease. The guarantor under the Lease is Triple Ring. The Lease provides NovaRay with the right to assign or sublease all or a portion of the premises subject to the Lease to Triple Ring with not less than 10 days prior written notice to, but without the prior consent of, the Landlord, pursuant to the provisions set forth therein. Marc C. Whyte, Chief Financial Officer, Chief Operating Officer and a member of the Board of Directors of NovaRay, is the Chairman and a stockholder of Triple Ring. Edward G. Solomon, a member of the Board of NovaRay, is a co-founder, stockholder, and a member of the Board of Directors of Triple Ring.
     The base rents associated with this lease for the five year term are outlined below. In addition to monthly base rent, NovaRay will pay an additional $.267 per square foot as the tenant’s share of monthly operating expenses which is approximately $11,000 per month.

	Monthly Rate	Monthly
Months of Term	Per Square Foot	Base Rent
Month 1 — Month 18	$0.85	$34,950.30
Month 19 — Month 30	$0.88	$36,183.84
Month 31 — Month 42	$0.90	$37,006.20
Month 43 — Month 54	$0.93	$38,239.74
Month 55 — Month 64	$0.96	$39,473.28
10. Subsequent Events
     None.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     Statements in this Quarterly Report on Form 10-Q may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These forward-looking statements include, without limitation, those statements contained in this Quarterly Report on Form 10-Q regarding our anticipated growth, our expectation to pay in 2008 incurred expenses for insurance, audit and consulting fees and interest expense, the effects of the adoption of accounting standards on our financial statements, our statement that development and manufacturing expenses are anticipated to increase in future years, our expectation that we will incur increased selling, general, and administrative expenses in connection with the development of our sales and marketing organization, the expansion of our facilities and staff, and the commercial launch of our system, our expectation that our need for funds will increase from period to period as we increase the scope of our development, marketing, and manufacturing activities, our statement that we anticipate incurring expenses of approximately $6 - 7 million for the development and manufacturing startup and the marketing, sales, regulatory and general administrative expenses over the next six months, our expectation with respect to future hiring by us, our expectation that we will expand our production facilities or establish alternate facilities, our beliefs regarding our efforts to remediate deficiencies in our internal control over financial reporting, anticipated timing of acceptance of deliverables in connection with our professional services agreement with Triple Ring Technologies,Inc., and our belief that the financial resources available to us, including our current working capital, will be sufficient to finance our planned operations and capital expenditures until the beginning of our second fiscal quarter of our fiscal year 2009. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those factors described under “Risk Factors,” in our Form 10-KSB for the year ended December 31, 2007, and other filings we filed with the Securities and Exchange Commission (the “SEC”), and those factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Quarterly Report on Form 10-Q. In addition, such statements could be affected by risks and uncertainties related to unanticipated changes and effects to accounting standards to which we are subject, unanticipated costs related to development and manufacturing of our products, the failure by us to establish early placements of our product, the risk that our products will be found to be ineffective, or that the product, if effective, will be difficult to manufacture on a large scale, or will be uneconomical to market, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q.
Overview
     The following Management Discussion is focused on the current and historical operations of NovaRay, and excludes the prior operations of Vision Acquisition I, Inc.
     We were incorporated in June 2005, and shortly thereafter the assets (along with the related underlying debt) of NexRay, Inc. (“NexRay”) were contributed to NovaRay in connection with the foreclosure proceedings by certain lenders of NexRay that are currently investors in us. We have incurred ongoing losses totaling approximately $11.6 million from operations since our date of inception (June 7, 2005) through March 31, 2008. To date, substantially all of our expenditures have been related to research development, administration, continuing intellectual property maintenance, and support of the cardiac catheterization imaging system technology. Product development has commenced using Triple Ring, and development and manufacturing expenses are anticipated to increase in future quarters for personnel and equipment cost required for the product introduction and the start-up of our manufacturing efforts. We expect to incur increased selling, general, and administrative expenses in connection with the development of our sales and marketing organization, the expansion of our facilities and staff, and the commercial launch of our system. During the second quarter of 2008, we moved into our new headquarters in Newark, California, hired a new employee to head our clinical applications group, identified potential sites for initial product installations, and developed a service strategy.
     We have achieved no revenues to date. Our goal is to begin commercial sales for our cardiac catheterization imaging system in the first half of 2009. We believe that the success of early placements will be critical to gathering strong customer references for future sales. Our efforts are subject to the risks inherent in the development of innovative products, including the risk that the product will be found to be ineffective, or that the product, if effective, will be difficult to manufacture on a large scale, or will be uneconomical to market. No assurance can be given that we will be able to produce our system in commercial quantities at acceptable costs or without delays, or that we will be able to market our system successfully. Any failure of the device to achieve acceptable market performance or the identification of technical deficiencies could lead to delays in the introduction and market acceptance of the product and could jeopardize the viability of our company. In addition, we will need to obtain additional regulatory approvals before our system can be sold in a number of significant international markets, and we may encounter delays in obtaining such approvals or other regulatory delays to the commercial productions of our system.
Critical Accounting Policies and Estimates
     The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. Currently, our only estimate is that of depreciation expense. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Fair Values of Financial Instruments
     At June 30, 2008, fair values of cash and cash equivalents, and accounts payable, approximate their carrying amount due to the short period of time to maturity.

Property and equipment
     We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful life of the assets, which is estimated to be three years. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized. The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations. We currently have a leasehold improvement project in process which will be depreciated over the remaining life of our 64 month lease term.
Research and Development
     Research and development expenses are expensed when incurred.
Stock-based compensation
     As of January 1, 2006, SFAS No. 123R, Share-Based Payment, became effective for all companies and addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of operations based on their fair value. We have never implemented a stock option plan nor have we ever issued stock in lieu of compensation to anyone. As such, this pronouncement has no impact on these financial statements but its provisions will apply to the extent we engage in such activities in the future.
Warrants
     The Company from time to time issues common stock or common stock warrants to acquire services or goods from non-employees. Common stock and common stock warrants issued to other than employees or directors are recorded on the basis of their fair value, which is measured as of the date required by Emerging Issues Task Force (“EITF”) Issue 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”
     In accordance with EITF 96-18, the common stock warrants are valued using the Black-Scholes model on the basis of the market price of the underlying common stock on the “valuation date”, which for warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date. Expense related to the warrants is recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period. Where expense must be recognized prior to a valuation date, the expense is computed under the Black-Scholes Model on the basis of the market price of the underlying common stock at the end of the period, and any subsequent changes in the market price of the underlying common stock through the valuation date is reflected in the expense recorded in the subsequent period in which that change occurs.
Results of Operations
Research and Development
     Research and development expenses are primarily attributable to Triple Ring performing research and development activities for NovaRay Medical and the amortization of warrant costs pursuant to a Warrant to Purchase Shares of NovaRay, Inc. dated as of December 19, 2007, exercisable for 1,332,000 shares of our common stock. Research and development costs increased approximately $2,945,000, or 4,638%, from $63,483 during the three months ended June 30, 2007, to $3.0 million during the three months ended June 30, 2008, due to increased use of the services of Triple Ring to accelerate the research and development of NovaRay Medical product. Approximately $2.8 million was spent on development projects with Triple Ring during the quarter ended June 30, 2008 as compared with approximately $49,000 during the quarter ended June 30, 2007. Warrant amortization was approximately $222,000 for the three months ended June 30, 2008. There were no warrant amortization costs in 2007. See “Part I — Financial Information — Item 1. Financial Statements — Footnote 8. Related party transactions.”
     Research and development costs increased approximately $4,172,000, or 3709%, from $112,000 during the six months ended June 30, 2007, to $4.3 million during the six months ended June 30, 2008, due to increased use of the services of Triple Ring for research and development. Approximately $3.8 million was spent on development projects with Triple Ring during the six months ended June 30, 2008 as compared with approximately $112,000 during the six months ended June 30, 2007. Warrant amortization was approximately $444,000 for the six months ended June 30, 2008.

General and Administrative
     General and Administrative expenses increased approximately $654,000, or 268%, from $244,000 during the three months ended March 31, 2007, to $898,000 during the three months ended March 31, 2008, due to increased expenses of approximately $260,000 for payroll and payroll-related expenses, $237,000 for professional fees for legal, audit, and tax services, and $115,000 for executive and financial consulting. Fees paid to Triple Ring for executive consulting services during the three months ended June 30, 2007 were approximately $133,000 and there were no executive consulting fees paid to Triple Ring during the three months ended June 30, 2008.
     General and Administrative expenses increased approximately $1.2 million, or 226%, from $512,000 during the six months ended June 30, 2007, to $1,671,000 during the six months ended June 30, 2008, due to increased expenses of approximately $539,000 for payroll and payroll-related expenses, $330,000 for professional fees for legal, audit, and tax services, $163,000 for executive and financial consulting services, $39,000 for the costs of moving to our new headquarters facility, $36,000 for utilities and $21,000 for travel expenses. Fees paid to Triple Ring for executive consulting services during the six months ended June 30, 2007 were approximately $233,000.
Interest Expense
     Interest expense decreased approximately $66,000, or 96%, from $69,000 during the three months ended June 30, 2007, to $ 3,000 during the three months ended June 30, 2008, due to the conversion of debt into shares of our Series A Convertible Preferred Stock.
     Interest expense decreased approximately $117,000 or 122%, from $123,000 during the six months ended June 30, 2007, to $6,000 during the six months ended June 30, 2008, due to the conversion of debt into shares of our Series A Convertible Preferred Stock.
Liquidity and Capital Resources
     Our need for funds may increase from period to period as we increase the scope of our development, marketing, and manufacturing activities. From inception through June 30, 2008, we have funded this need with approximately $15 million, which we obtained through private placements of equity securities and issuances of short- and long-term debt instruments.
     On December 27, 2007, we received gross proceeds in excess of $10 million pursuant to the Series A Convertible Preferred Stock and Warrant Purchase Agreement, dated as of December 27, 2007 (the “Purchase Agreement”), by and among the Company and certain investors, pursuant to which such investors invested an aggregate of approximately $12.9 million, including in excess of $10 million in cash, to purchase an aggregate of (i) 4,946,888 shares of our Series A Convertible Preferred Stock each being initially convertible into 1 share of our common stock, (ii) Series A Warrants to purchase 1,648,960 shares of our common stock at an exercise price of $4.25 per share (“Series A Warrants”), (iii) a Series J Warrant issued to Vision to purchase 2,309,469 shares of our Series A Convertible Preferred Stock at an exercise price of $4.33 per share, and (iv) the Series J-A Warrant issued to Vision to purchase up to 769,822 shares of our common stock at an exercise price of $6.91 per share, such number of shares equal to thirty-three and one-third percent (33 1/3%) of the total of the number of shares actually purchased pursuant to exercises of the Series J Warrant (the Series A Warrants, the Series J Warrant, and the Series J-A Warrant, collectively the “Warrants” and each a “Warrant”) (the “Financing”).
     As of June 30, 2008, our principal source of liquidity included cash and short-term investments of approximately $4,241,000.
     We plan to finance our capital needs principally from the net proceeds of the sale of our common and preferred stock and our existing capital resources. Our working capital and capital requirements will depend on numerous factors, including the level of resources that we devote to the development, clinical, regulatory, and marketing aspects of our product. We anticipate incurring expenses of approximately $6-$7 million for the development and manufacturing startup and the marketing, sales, regulatory and general administrative expenses over the next six months. This includes hiring 6 new employees. As we expand from the development stage, we expect to expand our production facilities or establish alternate facilities and to hire additional marketing, and sales personnel. We believe that the financial resources available, including our current working capital, will be sufficient to finance our planned operations and capital expenditures until the beginning of our first fiscal quarter of 2009. We further believe that the level of financial resources available to us is an important competitive factor and, accordingly, we may seek to raise additional capital through public or private equity or debt financing(s) in the future. Failure to raise such capital may adversely affect our operations and prospects.
Item 3. Quantitative and Qualitative Disclosures About Market Risk.
     Not Applicable.
Item 4T. Controls and Procedures.
Evaluation of Disclosure Controls and Procedures.
     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management; including our President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     An internal control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. An internal control significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. An internal control material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of the end of the period covered by this report. Based upon the foregoing, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the existence of a material weakness related to its accounting for conversion of notes payable into preferred stock and its accounting for warrants related to this transaction and for warrants issued for services. We restated our consolidated financial statements for the year ended December 31, 2007 and quarter ended March 31, 2008 in order to properly reflect debt extinguishment and debt conversion expenses and the cost of warrants issued for debt conversion and non employee services.
     We are in the process of improving our internal control over financial reporting in an effort to remediate this deficiency through improved supervision and training of our accounting staff. This deficiency has been disclosed to our Board of Directors. We have taken the following steps to correct this weakness:
•	In July 2007, we engaged a third party consultant to assist in day to day accounting matters .

•	In July and August 2007, we upgraded our knowledge of accounting pronouncements related to debt extinguishment and conversion through training and study on the relevant pronouncements related to debt extinguishment, debt conversion and the related accounting for warrants issued during a debt conversion and warrants issued in exchange for services.
     We believe that this effort is sufficient to fully remedy this deficiency and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Executive Officer and Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.
Changes in Internal Controls
     Except as discussed above, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded there were no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PART II — Other Information
Item 1. Legal Proceedings.
     We are not currently a party to any legal proceedings. From time to time, we may be involved in legal proceedings and claims arising out of the ordinary course of business.
Item 1A. Risk Factors.
     There have been no material changes in our risk factors from those described in the section titled “Risk Factors” in our annual report on Form 10-KSB for the fiscal year ended December 31, 2007.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
     None.

Item 3. Defaults Upon Senior Securities.
     None.
Item 4. Submission of Matters to a Vote of Security Holders.
     None.
Item 5. Other Information.
     None.
Item 6. Exhibits.
Index to Exhibits

2.1	Agreement and Plan of Merger, dated December 26, 2007, by and among Vision Acquisition I, Inc., NovaRay, Inc. and Vision Acquisition Subsidiary, Inc.(1)

3.1	Complete Copy of the Certificate of Incorporation, as amended.(4)

3.2	Bylaws.(2)

3.3	Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the NovaRay Medical, Inc.(3)

31.1	Certification of Jack E. Price, Chief Executive Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.

31.2	Certification of Marc C. Whyte, Chief Financial Officer, pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.

32.1	Certification of Jack E. Price, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Marc C. Whyte, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to the Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 28, 2007.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form 10-SB (No. 000-52731) filed with the SEC on July 20, 2007.

(3)	Incorporated by reference to Exhibit 3.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 28, 2007.

(4)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2008.

NOVARAY MEDICAL, INC.
By:	/s/ Jack E. Price
Jack E. Price
President and Chief Executive Officer

By:	/s/ Marc C. Whyte
Marc C. Whyte
Chief Financial Officer and Chief Operating Officer